UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 28, 2023 (March 23, 2023)

DIAMONDHEAD HOLDINGS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39936	85-3460766
(State or other jurisdiction of	(Commission File Number)	(I.R.S. Employer Identification No.)
incorporation)

250 Park Ave, 7th Floor New York, New York	10177
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (212) 572-6260

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value and one-fourth of one redeemable warrant	DHHCU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	DHHC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DHHCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously announced, on September 10, 2022, DiamondHead Holdings Corp., a Delaware corporation (“DHHC”) entered into a business combination agreement (the “Business Combination Agreement”), by and among itself, Great Southern Homes, Inc., a South Carolina corporation (“GSH”), and Hestia Merger Sub, Inc., a South Carolina corporation and a wholly-owned subsidiary of DHHC (“Merger Sub”), pursuant to which Merger Sub will merge with and into GSH, with GSH surviving the merger and continuing as a wholly-owned subsidiary of DHHC (the “Business Combination”). Upon the consummation of the Business Combination, DHHC expects to be renamed United Homes Group, Inc. (“UHG”). Capitalized terms used, but not defined, herein have the meanings assigned to them in the registration statement on Form S-4 (File No. 333-267820) filed by DHHC with the United States Securities and Exchange Commission (the “SEC”), which was declared effective on February 14, 2023 and includes a proxy statement and a prospectus of DHHC (the “Definitive Proxy”).

Subscription Agreements

On March 23, 2023, in connection with DHHC’s efforts to raise funds to meet the Minimum Cash Condition, DHHC entered into certain private placement transactions (collectively, the “Share Lock-Up Agreements”) with certain investors who purchased shares of DHHC’s Class A common stock on the open market prior to March 16, 2023 (each a “Lock-Up Investor”), pursuant to which, and subject to and conditioned upon the satisfaction of the closing conditions set forth in the Share Lock-Up Agreements, DHHC agreed to issue to each Lock-Up Investor 0.25 UHG Class A Common Shares (up to 421,100 UHG Class A Common Shares in the aggregate) for a purchase price of $0.01 per share, for each share of DHHC Class A Common Shares held by such Lock-Up Investor at the Closing. The obligations of the parties to consummate the transactions contemplated by the Share Lock-Up Agreements are conditioned upon the satisfaction of the closing conditions set forth in the Share Lock Up Agreements, including the consummation of the transactions contemplated by the Business Combination Agreement.

Also, on March 23, 2023, DHHC and certain investors (“PIPE Investors”) entered into subscription agreements (collectively, the “PIPE Subscription Agreements”) providing for the purchase by the PIPE Investors at the effective time of the Business Combination of an aggregate of 471,500 shares of UHG Class A Common Shares at a price per share of $10.00, and provided further that for each UHG Class A Common Share purchased by each PIPE Investor, UHG will issue to the applicable PIPE Investor 0.25 UHG Class A Common Shares (up to 117,875 UHG Class A Common Shares in the aggregate) for a purchase price of $0.01 per share for gross proceeds to UHG of approximately $4.7 million. The obligations of the parties to consummate the transactions contemplated by the PIPE Subscription Agreements are conditioned upon the satisfaction of the closing conditions set forth in the PIPE Subscription Agreements, including the consummation of the transactions contemplated by the Business Combination Agreement.

Pursuant to the terms of the Share Lock-Up Agreements and the PIPE Subscription Agreements, as applicable, each of the Lock-Up Investors and the PIPE Investors have agreed to subject all of the UHG Class A Common Shares held by each such investor following the consummation of the transactions contemplated by their respective Share Lock-Up Agreement or PIPE Subscription Agreement, as applicable (the “Lock-Up Shares”), to resale and transfer restrictions for a period of one year for 50% of such Lock-Up Shares and two years for the remaining 50% of such Lock-Up Shares, subject to customary exceptions. The foregoing resale and transfer restrictions may be released or waived by DHHC; provided that to the extent any Lock-Up Investor or PIPE Investor is granted a release or waiver from such restrictions, other Lock-Up Investors and PIPE Investors with similar restrictions will generally be automatically granted a release or waiver from the similar restrictions affecting them to the same extent.

The foregoing descriptions of the Share Lock-Up Agreements and the PIPE Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Share Lock-Up Agreement and form of PIPE Subscription Agreement, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and the terms of which are incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Report under the heading “Subscription Agreements” is incorporated by reference herein. The UHG Class A Common Shares to be issued by DHHC in connection with the Share Lock-Up Agreements and the PIPE Subscription Agreements will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and the offers and sales of securities with respect thereto are being made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Caution Concerning Forward-Looking Statements

Certain statements, estimates, targets and projections in this Current Report on Form 8-K may be considered forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between DHHC and GSH. Forward looking statements generally relate to future events or involving, or future performance of, DHHC or GSH. For example, statements regarding anticipated growth in the industry in which GSH operates and anticipated growth in demand for GSH’s products, projections of GSH’s future financial results and other metrics, the satisfaction of closing conditions to the proposed transaction between DHHC and GSH and the timing of the completion of the proposed transaction are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “should”, “could”, “might”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by DHHC and its management, and GSH and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of DHHC’s securities; (ii) the risk that the proposed transaction may not be completed by DHHC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by DHHC; (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (iv) the amount of the costs, fees, expenses and other charges related to the proposed transaction; (v) the outcome of any legal proceedings that may be instituted against DHHC, GSH, the combined company or others following the announcement of the business combination agreement relating to the proposed transaction, the ancillary agreements contemplated thereby and the transactions contemplated thereby; (vi) the risk that DHHC will not be able to raise third-party financing to meet the Minimum Cash Condition (as defined in the Registration Statement) if redemptions of DHHC public shares cause the DHHC trust account to have insufficient funds (after giving effect to redemptions) to achieve the Minimum Cash Condition; (vii) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (viii) the ability to meet stock exchange listing standards following the consummation of the proposed transaction; (ix) the risk that the proposed transaction disrupts current plans and operations of GSH or diverts management’s attention from GSH’s ongoing business; (x) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, and maintain relationships with customers and suppliers; (xi) costs related to the proposed transaction; (xii) changes in applicable laws or regulations; (xiii) the possibility that GSH or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors such as rising interest rates or an economic downturn; (xiv) GSH’s estimates of expenses and profitability; (xv) the evolution of the markets in which GSH competes; (xvi) the ability of GSH to implement its strategic initiatives; and (xvii) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in DHHC’s Annual Report on Form 10-K for the year ended December 31, 2021 and other risks and uncertainties indicated in the Definitive Proxy, including those set forth under “Risk Factors” therein, and other documents filed with the SEC by DHHC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements, and DHHC and GSH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither DHHC nor GSH gives any assurance that either DHHC or GSH will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by DHHC or GSH or any other person that the events or circumstances described in such statement are material.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Current Report on Form 8-K also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
10.1	Form of Share Issuance and Lock-Up Agreement, by and among DHHC and the investor identified on the signature page thereto.
10.2	Form of Subscription Agreement, by and among DHHC and the investor identified on the signature page thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMONDHEAD HOLDINGS CORP.

By:	/s/ David T. Hamamoto
Name: David T. Hamamoto
Title: Co-Chief Executive Officer

Date: March 28, 2023

Exhibit 10.1

Share Issuance and Lock-Up Agreement

March 23, 2023

In connection with the proposed business combination (the “Transaction”) between DiamondHead Holdings Corp., a Delaware corporation (“DHHC”) and Great Southern Homes, Inc., a South Carolina corporation (“GSH”), contemplated by that certain Business Combination Agreement, dated as of September 10, 2022 (the “Business Combination Agreement”), by and among DHHC, GSH and the other parties thereto, DHHC and [●] (the “Investor”) hereby agree as follows:

1.            Purchase of DHHC Class A Shares. The Investor agrees to purchase, in open market transactions, no less than [●] shares (such amount, the “Share Purchase Commitment”) of DHHC’s Class A common stock, par value $0.0001 per share (“DHHC Class A Shares,” and such purchased DHHC Class A Shares, the “Purchased Shares”), no later than the date that is five (5) Business Days prior to the meeting of DHHC stockholders held for the purpose of approving the Business Combination Agreement and the transactions contemplated therein (such date, the “Purchase Deadline”). The parties hereto agree and acknowledge that (a) in no event will the Investor be required to purchase any DHHC Class A Shares in any amount in excess of the Share Purchase Commitment and (b) such DHHC Class A Shares shall not be subject to any restrictions on transfer or disposition, other than in accordance with applicable law and other than those expressly set forth in this letter agreement. As used in this letter agreement, “Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

2.            Share Issuance: Subject to, and conditioned upon, the satisfaction of the conditions set forth in paragraph 4, promptly, but in any case, no later than five (5) Business Days following the consummation of the Transaction (the “Closing”), DHHC agrees to issue to Investor 0.25 shares of Class A common stock, par value $0.0001 per share, of the post-combination company (“UHG Class A Shares,” and such issued UHG Class A Shares collectively, the “Issued Shares” and such Issued Shares collectively with the Purchased Shares, the “Relevant Shares”) for each DHHC Class A Share held by the Investor at the Closing, as certified by Investor in the certificate contemplated by paragraph 4(b), rounded down to the nearest whole number of UHG Class A Shares; provided, that, the Issued Shares shall not exceed [●] UHG Class A Shares. Investor agrees to pay to DHHC an initial purchase price of $0.01 per Issued Share for an aggregate purchase price of up to $ [●].

3.            Lock- Up.

a.            General Restrictions. During the Lock-Up Period (defined below), the Investor agrees not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Relevant Shares, (ii) enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of the Relevant Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii), or (iii) above is to be settled by delivery of securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii), or (iii), a “Prohibited Transfer”), prior to the expiration of the Lock-Up Period. As used in this letter agreement, “Lock-Up Period” means with respect to the Relevant Shares (A) first, for 50% of such Relevant Shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the Relevant Shares, the period ending two years following the Closing.

b.            Permitted Transfers.

i.	Permitted Transferees. The provisions of paragraph 3(a) shall not apply to the transfer of any or all of the Relevant Shares by the Investor (A) to any Permitted Transferee (defined below), (B) by virtue of laws of descent and distribution upon the death of an individual and (C) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that it shall be a condition to such transfer that such transfer complies with the Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) promulgated thereunder, and other applicable law, and that the transferee executes and delivers to UHG (defined below) an agreement stating that the transferee is receiving and holding the Relevant Shares subject to the provisions of this letter agreement, and there shall be no further transfer of such Relevant Shares except in accordance with this letter agreement. As used in this letter agreement, “Permitted Transferee” means: (1) the members of the Investor’s immediate family (for purposes of this letter agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person, and the direct descendants and ascendants (including adopted and step children and parents) of such person), (2) any trust solely for the direct or indirect benefit of the Investor or the immediate family of the Investor, (3) if the Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) if the Investor is an entity, officers, directors, general partners, limited partners, members, or stockholders of such entity that receive such transfer as a distribution, or related investment funds or vehicles controlled or managed by such persons or their respective Affiliates. “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. “Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof. “UHG” refers to DHHC after the Closing.

ii.	Change of Control. The provisions of this paragraph 3 shall not apply to any transfer by the Investor pursuant to a merger, stock sale, consolidation or other business combination of UHG with a third party purchaser approved by the board of directors of UHG that results in a change in control of UHG.

c.            Miscellaneous Provisions Relating to Transfers.

i.	Prior Notice. Prior to the transfer of any Relevant Shares permitted by paragraph 3(b)(i) (a “Permitted Transfer”), the Investor shall give UHG at least three (3) Business Days’ prior notice of such Permitted Transfer, other than in the case of transfers upon the death of an individual. Prior to the consummation of any such Permitted Transfer, or prior to any transfer pursuant to which rights and obligations of the transferor under this letter agreement are assigned in accordance with the terms of this letter agreement, the transferor shall cause the transferee to agree to be bound by the terms and conditions of this letter agreement and shall provide any documents required by the transfer agent for the UHG Class A Shares to consummate such transfer. Upon the consummation of any Permitted Transfer, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this letter agreement, of the transferor thereof.

ii.	Compliance with Laws. Notwithstanding any other provision of this letter agreement, the Investor agrees that it will not, directly or indirectly, transfer any of its Relevant Shares except as permitted under the Securities Act and other applicable securities laws.

iii.	Null and Void. If any transfer is made or attempted contrary to the provisions of this letter agreement, such Prohibited Transfer shall be null and void ab initio, and UHG shall refuse to recognize any such purported transferee of the Relevant Shares as one of its equity holders for any purpose, and shall refuse to record any such purported Prohibited Transfer in the books of the Company. In order to enforce this paragraph 3, UHG may impose stop-transfer instructions with respect to the Relevant Shares of the Investor (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

iv.	Stockholder Rights. For the avoidance of any doubt, the Investor will retain all of its rights as a stockholder of UHG during the Lock-Up Period, including the right to vote any Relevant Shares.

v.	Early Release of Lock-Up Restrictions. The foregoing notwithstanding, DHHC agrees that to the extent any stockholder of UHG subject to the same lock-up period as contemplated herein is granted a release or waiver from such lock-up restrictions, then the Investor will be automatically granted a release or waiver from the restrictions contained in this paragraph 3 to the same extent, on substantially the same terms as and on a pro rata basis with, the stockholder to which such release or waiver is granted.

4.            Closing Conditions. The obligation of UHG to consummate the Share Issuance pursuant to this letter agreement is conditioned upon:

a.            the consummation of the Transaction in accordance with the terms of the Business Combination Agreement; and

b.            promptly following the Closing, delivery of a certificate, signed by the Investor, to UHG certifying (i) that such Investor has consummated the purchase of its Share Purchase Commitment and (ii) to the number of DHHC Class A Shares beneficially owned by the Investor as of the Closing.

5.            Representations.

a.	Each party hereto represents and warrants that: (i) it has the requisite power and authority to execute and deliver this letter agreement and to fulfill and perform its obligations hereunder, provided that the authority of DHHC to fulfill and perform its rights hereunder is subject to the approval by the board of directors of DHHC of the issuance of the Issued Shares, (ii) this letter agreement has been duly and validly executed and delivered by such party and constitutes a legal, valid and binding agreement of such party enforceable by each other party hereto against such party in accordance with its terms, and (iii) this letter agreement does not conflict with or result in any breach, violation or infringement of (with or without notice, the lapse of time or both) any provision of its organizational or governing documents (to the extent such Investor is an entity) or any law or agreement applicable to such party.

b.	DHHC represents and warrants to Investor that, subject to the approval of this letter agreement by the board of directors of DHHC, the Issued Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this letter agreement, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer set forth in this letter agreement and applicable state and federal securities laws.

6.            Termination. This letter agreement shall terminate upon the earliest to occur of (a) the termination of the Business Combination Agreement in accordance with its terms and (b) mutual written agreement by the parties hereto. Immediately upon termination of this letter agreement and without the need for any further action by any person, the parties hereto shall have no further obligation or liability hereunder.

7.            Assignment; Amendments. The rights and obligations under this letter agreement may not be assigned by any party hereto without the prior written consent of the other parties, and any attempted assignment shall be null and void and of no force or effect, except as permitted in this paragraph. This letter agreement may not be amended, and no provision hereof waived or modified, except by an instrument in writing signed by the parties hereto.

8.            Confidentiality. This letter agreement shall be treated as confidential. Notwithstanding the foregoing, any party hereto and its Representatives (as defined below) may disclose this letter agreement and its terms and conditions (a) to any of such party’s affiliates and its and their respective affiliates’ controlling persons, general or limited partners, officers, directors, employees, investment professionals, managers, equity holders, stockholders, members, agents, assignees, financing sources or other representatives of any of the foregoing, who have a need to know such information (all of the foregoing, collectively, “Representatives”) or (b) if required by applicable law or by any court order or by a recognized stock exchange, governmental department or agency or other governmental authority (“Law”). In addition, DHHC may include a description of the terms and conditions of this letter agreement in any proxy statement/registration statement or other periodic disclosure required to be filed by DHHC with the SEC in connection with the Transaction.

9.            Governing Law; Jurisdiction; Waiver of Jury Trial. This letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws rules that would cause the laws of another State to otherwise govern this letter agreement. The parties hereto hereby (a) submit to the personal jurisdiction of the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over an action or proceeding, to the personal jurisdiction of the United States District Court for the District of Delaware, and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS LETTER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

10.            Entire Agreement. This letter constitutes the entire understanding between the parties hereto with respect to the subject matter hereof, and all prior or contemporaneous written and oral agreements, understandings, representations and statements with respect thereto are superseded by this letter agreement.

11.            Miscellaneous:

a.            This letter agreement may be executed in one or more counterparts (including by facsimile or electronic transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

b.            The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this letter agreement.

[Signature Page Follows]

Very truly yours,

DiamondHead Holdings Corp.

By:
Name: David T. Hamamoto
Title: Co-Chief Executive Officer

Investor

[●]

By:
Name: [●]
Title: [●]

Exhibit 10.2

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Subscription Agreement”) is entered into as of March 23, 2023, by and between DiamondHead Holdings Corp., a Delaware corporation (“DHHC”), and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of September 10, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among DHHC, Great Southern Homes, Inc., a South Carolina corporation (the “Company”) and Hestia Merger Sub, Inc., a South Carolina corporation (“Merger Sub”), pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of DHHC (the transactions contemplated by the Transaction Agreement, including the Merger, the “Transaction”).

WHEREAS, in connection with the Transaction, the Investor desires to subscribe for and purchase from DHHC, substantially concurrently with the closing of the Transaction, shares of DHHC’s Class A common stock, par value $0.0001 per share (the “Class A Shares” and, such purchased Class A Shares, the “Subscribed Shares”), for a purchase price of $10.00 per share. The aggregate purchase price to be paid by the Investor for Subscribed Shares is referred to herein as the “Subscription Amount”.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Investor and DHHC acknowledge and agree as follows:

1.             Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from DHHC the number of Subscribed Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein (such subscription and issuance, the “Subscription”).

2.             Additional Share Issuance: Subject to, and conditioned upon, the satisfaction of the conditions set forth in Section 4, substantially concurrently with the Closing, DHHC agrees to issue to Investor 0.25 Class A Shares of the post-combination company for each Subscribed Share purchased by the Investor at the Closing, rounded down to the nearest whole number of Class A Shares (such Class A Shares issued pursuant to this Section 2, the “Additional Shares” and, collectively with the Subscribed Shares, the “Shares”); provided, that, the Additional Shares shall not exceed _______________ Class A Shares. Investor agrees to pay to DHHC an initial purchase price of $0.01 per Additional Share for an aggregate purchase price of up to $______________ (the “Additional Purchase Amount” and, together with the “Subscription Amount,” the “Total Purchase Amount”).

3.             Closing.

(a)           The consummation of the Subscription contemplated hereby (the “Closing” shall occur on the closing date of the Transaction, the “Closing Date”) substantially concurrently with and conditioned upon the effectiveness of, the consummation of the Transaction. Upon (i) satisfaction or waiver of the conditions set forth in Section 4 and (ii) delivery of written notice from, or on behalf of, DHHC to the Investor (the “Closing Notice”), that DHHC reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than two (2) Business Days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to DHHC, no later than one (1) Business Day prior to the Closing Date specified in the Closing Notice, the Total Purchase Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by DHHC in the Closing Notice, such funds to be held by DHHC in escrow until the Closing. On the Closing Date, DHHC shall (A) issue the Shares to the Investor and cause such Shares to be registered in book-entry form in the name of the Investor (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Investor, as applicable, on DHHC’s share register, free and clear of any liens or other restrictions whatsoever (other than those arising under this Subscription Agreement or under state or federal securities laws), and (B) provide evidence from its transfer agent of the issuance of the Shares to the Investor in book-entry form on and as of the Closing Date; provided, however, that DHHC’s obligation to issue the Shares to the Investor is contingent upon DHHC having received the Total Purchase Amount in full in accordance with this Section 3. For purposes of this Subscription Agreement, “Business Day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business.

(b)           Each book entry for the Shares shall contain a notation in the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

(c)           In the event the closing of the Transaction does not occur within five (5) Business Days of the anticipated Closing Date identified in the Closing Notice, unless otherwise agreed by DHHC and the Investor, DHHC shall promptly (but not later than two (2) Business Day thereafter) return the Total Purchase Amount to the Investor by wire transfer of U.S. dollars in immediately available funds to the account from which DHHC received the Total Purchase Amount, and any book entries shall be deemed cancelled; provided that, unless this Subscription Agreement has been terminated pursuant to Section 10 hereof, such return of funds shall not terminate this Subscription Agreement or relieve the Investor of its obligation to purchase the Subscribed Shares at the Closing, and the Investor shall remain obligated (i) to redeliver funds to DHHC following DHHC’s delivery to the Investor of a new Closing Notice and (ii) to consummate the Closing substantially concurrently with the consummation of the Transaction.

(d)           Prior to or at the Closing, the Investor shall deliver to DHHC a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8.

4.             Closing Conditions.

(a)           The obligation of each of DHHC and the Investor to consummate the Subscription is subject to the satisfaction or, to the extent permitted by applicable law, waiver by the Investor or DHHC, as applicable, of the following conditions:

(i)                 no judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) issued by any court or other governmental authority of competent authority restraining, prohibiting or making illegal the consummation of the Subscription or any other transactions contemplated hereby shall be pending or in effect;

(ii)              (A) all conditions precedent to the consummation of the Transaction under the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement, which by their nature are to be satisfied at the consummation of the Transaction) or waived and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.

(b)           The obligation of DHHC to consummate the Subscription is subject to the satisfaction or, to the extent permitted by applicable law, waiver by DHHC of the following conditions:

(i)                 all representations and warranties of the Investor contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date) and the consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date, subject to the foregoing qualifiers; and

(ii)              the Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(c)           The obligation of the Investor to consummate the Subscription is subject to the satisfaction or, to the extent permitted by applicable law, waiver by the Investor of the following conditions:

(i)                 all representations and warranties of DHHC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or DHHC Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or DHHC Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date) and the consummation of the Closing shall constitute a reaffirmation by DHHC of each of the representations and warranties of DHHC contained in this Subscription Agreement as of the Closing Date, subject to the foregoing qualifiers;

(ii)              DHHC shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

5.             Further Assurances. At the Closing, DHHC and the Investor shall execute and deliver such additional documents and take such additional actions as DHHC and the Investor reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

6.              DHHC Representations and Warranties. DHHC represents and warrants to the Investor that:

(a)           DHHC is duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware. DHHC has all corporate power and authority to own, lease and operate its properties and, conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)          As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under DHHC’s certificate of incorporation (as amended to the Closing Date) or under the General Corporation Law of the State of Delaware.

(c)          This Subscription Agreement has been duly authorized, executed and delivered by DHHC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against DHHC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

(d)           Assuming the accuracy of the representations and warranties of the Investor set forth in this Subscription Agreement, DHHC is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by DHHC of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) the filing of the Registration Statement (as defined below) pursuant to Section 9, (iv) filings required by the Nasdaq, or such other applicable stock exchange on which DHHC’s common stock is then listed (the “Stock Exchange”), including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, (vii) the consent of the Company to the terms of this Subscription Agreement, as contemplated by the terms of the Transaction Agreement and (viii) those the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of DHHC and its subsidiaries, taken as a whole (a “DHHC Material Adverse Effect”).

(e)           As of the date of this Subscription Agreement, the authorized capital stock of DHHC consists of 300,000,000 shares of Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”), 10,000,000 shares of Class B common stock, par value of $0.0001 per share (the “Class B Common Stock”) and 10,000,000 shares of preferred stock, par value of $0.0001 per share (the “Preferred Stock”). As of the date of this Subscription Agreement, (i) no shares of Preferred Stock are issued and outstanding, (ii) 4,441,032 shares of Class A Common Stock are issued and outstanding, and (iii) 8,625,000 shares of Class B Common Stock are issued and outstanding. All issued and outstanding shares of Class A Common Stock and Class B Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable. There are no securities or instruments issued by or to which DHHC is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares pursuant to this Subscription Agreement. As of the date hereof, DHHC does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated, in each case other than in Merger Sub. There are no stockholder agreements, voting trusts or other agreements or understandings to which DHHC is a party or by which it is bound relating to the voting of any securities of DHHC, other than (x) as set forth in the reports, statements, forms and documents required to be filed by DHHC with the U.S. Securities and Exchange Commission (“SEC”) prior to the date of this Subscription Agreement (the “SEC Reports”) and (y) as contemplated by the Transaction Agreement.

(f)            The issued and outstanding shares of Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the Stock Exchange. As of the date of this Subscription Agreement, there is no suit, action, proceeding or investigation pending or, to the knowledge of DHHC, threatened against the DHHC by the Stock Exchange or the SEC, respectively, to prohibit or terminate the listing of the shares of Class A Common Stock or to deregister the shares of Class A Common Stock under the Exchange Act. DHHC has taken no action that is designed to terminate the registration of the shares of Class A Common Stock under the Exchange Act.

(g)           Assuming the accuracy of the Investor’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the Shares by DHHC to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(h)           Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a DHHC Material Adverse Effect, there is no (i) action, suit, claim, arbitration or other proceeding, in each case by or before any governmental authority or arbitrator pending, or, to the knowledge of DHHC, threatened against DHHC or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against DHHC.

(i)             DHHC has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Shares, and DHHC is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Shares.

(j)            DHHC is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(k)           DHHC is in compliance with all applicable laws, except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a DHHC Material Adverse Effect. DHHC has not received any written communication from a governmental authority that alleges that DHHC is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have a DHHC Material Adverse Effect.

(l)            The Class A Shares are eligible for clearing through The Depository Trust Company (the “DTC”), through its Deposit/Withdrawal At Custodian (DWAC) system, and DHHC is eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Class A Shares. DHHC’s transfer agent is a participant in DTC’s Fast Automated Securities Transfer Program. The Class A Shares are not, and have not been at any time, subject to any DTC “chill,” “freeze” or similar restriction with respect to any DTC services, including the clearing of Class A Shares through DTC.

(m)          There has been no action taken by DHHC, or, to the actual knowledge of DHHC, any officer, director, equityholder, manager, employee, agent or representative of DHHC, in each case, acting on behalf of DHHC, in violation of any applicable Anti-Corruption Laws (as defined below), (i) DHHC has not been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) DHHC has not conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws and (iii) DHHC has not received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and any similar applicable law that prohibits bribery or corruption.

7.              Investor Representations and Warranties. The Investor represents and warrants to DHHC that:

(a)           To the extent applicable, the Investor has been duly formed or incorporated, and is validly existing in good standing (to the extent the concept of good standing is applicable in such jurisdiction) under the laws of its jurisdiction of incorporation or formation and has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)          The Investor, and to the extent applicable each of its equity owners, is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is aware that the sale is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares only for its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (v) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete.

(c)           The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to DHHC or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (ii) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares may not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”) until at least one year from the date that DHHC files a Current Report on Form 8-K following the Closing Date that includes the “Form 10” information required under applicable SEC rules and regulations. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Subscribed Shares.

(d)          The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from DHHC. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of DHHC, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of DHHC expressly set forth in this Subscription Agreement.

(e)           The Investor’s acquisition and holding of the Shares will not constitute or result in a nonexempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), Section 4975 of the Code or any other applicable federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code.

(f)            The Investor acknowledges and agrees that the Investor has received such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to DHHC, the Transaction and the business of the Company and its subsidiaries. The Investor acknowledges that certain information received was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections. Without limiting the generality of the foregoing, the Investor acknowledges that it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such financial and information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Investor has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares.

(g)           The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and DHHC, the Company or a representative of DHHC or the Company and the Shares were offered to the Investor solely by direct contact between the Investor and DHHC, the Company or a representative of DHHC or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that in making its decision to purchase the Shares and invest in DHHC it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, DHHC, the Company or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of DHHC contained in Section 6.

(h)           The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in DHHC’s filings with the SEC. The Investor is able to fend for itself in the transactions contemplated herein, has exercised its independent judgment in evaluating its investment in the Shares, is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

(i)            Alone, or together with any professional advisor(s), the Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of a prospective investment in the Shares, has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in DHHC. The Investor acknowledges specifically that a possibility of total loss exists.

(j)             The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

(k)           The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable.. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(l)            The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, the Investor maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

(m)          The Investor acknowledges that no disclosure or offering document has been prepared by DHHC in connection with the offer and sale of the Shares.

(n)           The Investor has or has commitments to have and, at the Closing, will have, sufficient funds to pay the Total Purchase Amount and consummate the Subscription pursuant to Section 3.

(o)           The Investor does not have, as of the date of this Subscription Agreement, and, since the date the Investor was made aware of the Transaction, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or short sale positions with respect to the securities of DHHC.

(p)           The Investor acknowledges and agrees that no representation or warranty by DHHC in this Subscription Agreement shall apply to any statement or information in the SEC Reports that relates to the topics referenced in (i) the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies, issued by the SEC on April 12, 2021, and related guidance by the SEC, (ii) the rules proposed by the SEC on March 30, 2022, intended to enhance investor protections in initial public offerings by special purpose acquisition companies (“SPACs”) and in subsequent business combination transactions between SPACs and private operating companies or (iii) any subsequent guidance, statements or interpretations issued by the SEC or its staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (clauses (i)-(ii), collectively, the “SEC Statements”). The Investor further acknowledges and agrees that DHHC continues to review the SEC Statements and their implications, including with respect to the Financial Statements and other information included in its SEC Reports, and that any restatement, revision or other modification to the SEC Reports (including any Financial Statements contained therein) relating to or arising from the SEC Statements shall not be deemed material for purposes of this Subscription Agreement, including for purposes of Section 4(a) or Section 7(f).

8.              Lock- Up.

(a)            General Restrictions. During the Lock-Up Period (defined below), the Investor agrees not to (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option, or contract to purchase, purchase any option, or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Shares, (ii) enter into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of the Shares, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i), (ii), or (iii) above is to be settled by delivery of securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii), or (iii), a “Prohibited Transfer”), prior to the expiration of the Lock-Up Period. As used in this Subscription Agreement, “Lock-Up Period” means with respect to the Shares (A) first, for 50% of such Shares, the period ending one year following the Closing, and (B) second, for the remaining 50% of the Shares, the period ending two years following the Closing.

(b)           Permitted Transfers.

(i)                 Permitted Transferees. The provisions of Section 8(a) shall not apply to the transfer of any or all of the Shares by the Investor (A) to any Permitted Transferee (defined below), (B) by virtue of laws of descent and distribution upon the death of an individual and (C) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that it shall be a condition to such transfer that such transfer complies with the Securities Act of 1933, as amended, and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) promulgated thereunder, and other applicable law, and that the transferee executes and delivers to UHG (defined below) an agreement stating that the transferee is receiving and holding the Shares subject to the provisions of this Subscription Agreement, and there shall be no further transfer of such Shares except in accordance with this Subscription Agreement. As used in this Subscription Agreement, “Permitted Transferee” means: (1) the members of the Investor’s immediate family (for purposes of this Subscription Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person, and the direct descendants and ascendants (including adopted and step children and parents) of such person), (2) any trust solely for the direct or indirect benefit of the Investor or the immediate family of the Investor, (3) if the Investor is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) if the Investor is an entity, officers, directors, general partners, limited partners, members, or stockholders of such entity that receive such transfer as a distribution, or related investment funds or vehicles controlled or managed by such persons or their respective Affiliates. “Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly through one or more entities, controls or is controlled by, or is under common control with, such specified Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise. “Person” means an individual, corporation, limited liability company, partnership, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof. “UHG” refers to DHHC following the consummation of the Merger.

(ii)              Change of Control. The provisions of this Section 8 shall not apply to any transfer by the Investor pursuant to a merger, stock sale, consolidation or other business combination of UHG with a third party purchaser approved by the board of directors of UHG that results in a change in control of UHG.

(c)            Miscellaneous Provisions Relating to Transfers.

(i)                 Prior Notice. Prior to the transfer of any Shares permitted by Section 8(b)(i) (a “Permitted Transfer”), the Investor shall give UHG at least three (3) Business Days’ prior notice of such Permitted Transfer, other than in the case of transfers upon the death of an individual. Prior to the consummation of any such Permitted Transfer, or prior to any transfer pursuant to which rights and obligations of the transferor under this Subscription Agreement are assigned in accordance with the terms of this Subscription Agreement, the transferor shall cause the transferee to agree to be bound by the terms and conditions of this Subscription Agreement and shall provide any documents required by the transfer agent for the Class A Shares to consummate such transfer. Upon the consummation of any Permitted Transfer, the transferee thereof shall be substituted for, and shall assume all the rights and obligations under this Subscription Agreement, of the transferor thereof.

(ii)              Compliance with Laws. Notwithstanding any other provision of this Subscription Agreement, the Investor agrees that it will not, directly or indirectly, transfer any of its Shares except as permitted under the Securities Act and other applicable securities laws.

(iii)            Null and Void. If any transfer is made or attempted contrary to the provisions of this Subscription Agreement, such Prohibited Transfer shall be null and void ab initio, and UHG shall refuse to recognize any such purported transferee of the Shares as one of its equity holders for any purpose, and shall refuse to record any such purported Prohibited Transfer in the books of UHG. In order to enforce this Section 8, UHG may impose stop-transfer instructions with respect to the Shares of the Investor (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

(iv)             Stockholder Rights. For the avoidance of any doubt, the Investor will retain all of its rights as a stockholder of UHG during the Lock-Up Period, including the right to vote any Shares.

(v)                Early Release of Lock-Up Restrictions. The foregoing notwithstanding, DHHC agrees that to the extent any stockholder of UHG subject to the same lock-up period as contemplated herein is granted a release or waiver from such lock-up restrictions, then the Investor will be automatically granted a release or waiver from the restrictions contained in this Section 8 to the same extent, on substantially the same terms as and on a pro rata basis with, the stockholder to which such release or waiver is granted.

9.             Registration Rights.

(a)            Definitions. For the purposes of this Section 9:

(i)                 “Effectiveness Date” means, with respect to the Initial Registration Statement, the 90th calendar day following the Filing Date (or in the event the Initial Registration Statement receives a “full review” by the Commission, the 120th day following the Filing Date); provided, however, that in the event UHG is notified by the SEC that the above Registration Statements will not be reviewed or is no longer subject to further review and comments, the Effectiveness Date as to such Registration Statement shall be the fifth Business Day following the date on which UHG is so notified if such date precedes the dates otherwise required above; provided, further, that, if the Effectiveness Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the Commission is authorized or required by law or other government actions to close, the Effectiveness Date shall be the following Business Day.

(ii)              “Filing Date” means, with respect to the Initial Registration Statement required hereunder, the 45th calendar day following the Closing Date; provided, however, that, if the Filing Date falls on a Saturday or Sunday or any other day which shall be a legal holiday or a day on which the SEC is authorized or required by law or other government actions to close, the Filing Date shall be the following Business Day.

(iii)            “Initial Registration Statement” means the Registration Statement required to be filed pursuant to Section 9(b).

(iv)             “Registrable Securities” means (i) the Shares or (ii) any shares of capital stock or other securities of UHG issued as a dividend or other distribution with respect to or in exchange for or in replacement of any of the foregoing securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of, or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by UHG and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding; or (d) the Registrable Securities are freely saleable under Rule 144 promulgated under the Securities Act (or any successor rule then in effect) without volume or manner-of-sale limitations.

(v)               “Registration Statement” means a registration statement filed by UHG with the SEC in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

(vi)             “SEC Guidance” means (i) any publicly-available written guidance, or rule of general applicability of the SEC staff, or (ii) written comments, requirements or requests of the SEC staff to UHG in connection with the review of the Registration Statement.

(vii)          “Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

(b)            Initial Filing. As soon as practicable following the Closing, but no later than the Filing Date, UHG shall prepare and file with the SEC a Registration Statement for Shelf Registration on Form S-1 covering the resale of all of the Registrable Securities that are not then registered on an effective Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act. Subject to the terms of this Subscription Agreement, UHG shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after the filing thereof, but in any event prior to the applicable Effectiveness Date, and shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until all Registrable Securities covered by such Registration Statement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 promulgated under the Securities Act, without the requirement for UHG to be in compliance with the current public information requirement under Rule 144 promulgated under the Securities Act, as determined by the counsel to UHG pursuant to a written opinion letter to such effect, addressed and acceptable to the transfer agent and the Investor (the “Effectiveness Period”). UHG shall telephonically request effectiveness of the Registration Statement as of 5:00 p.m. New York City time on a Business Day. UHG shall promptly notify the Investor by e-mail of the effectiveness of the Registration Statement on the same Business Day that UHG telephonically confirms effectiveness with the SEC. UHG shall, no later than the second Business Day after the effective date of such Registration Statement, file a final prospectus with the Commission as required by Rule 424 of the Securities Act.

(c)            Subsequent Shelf Registration. If any Shelf Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, UHG shall use its commercially reasonable efforts to, as promptly as is reasonably practicable, cause such Shelf Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf Registration Statement or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing). If a Subsequent Shelf Registration Statement is filed, UHG shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Investor to sell its Registrable Securities included therein, and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that UHG is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that Investor holds Registrable Securities that are not registered for resale on a delayed or continuous basis, UHG, upon request of Investor, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by either, at UHG’s option, any available Shelf Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and causing the same to become effective as soon as practicable after such filing and such Shelf Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, UHG shall only be required to cause such additional Registrable Securities to be so covered once annually after inquiry of the Investor.

(d)          Commission Cutback. Notwithstanding any other provision of this Subscription Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement (and notwithstanding that UHG used diligent efforts to advocate with the SEC for the registration of all or a greater portion of Registrable Securities), the number of Registrable Securities to be registered shall be reduced on a on a pro rata basis based on the total number of Registrable Securities held by Investor and any other holder of capital stock of UHG with registration rights substantially similar to the rights provided to Investor pursuant to this Subscription Agreement. In the event of a reduction hereunder, UHG shall give Investor at least five (5) Business Days prior written notice along with the calculations as to Investor’s allotment. Promptly after such SEC Guidance is no longer applicable with respect to some or all of the remaining unregistered Registrable Securities, UHG shall file an additional Registration Statement in accordance with this Section 9 with respect to such unregistered Registrable Securities.

(e)           Selling Stockholder Questionnaire. Investor agrees to furnish to UHG a completed Selling Stockholder Questionnaire, in the form set forth as Schedule C hereto, within two (2) Business Days following the date of this Subscription Agreement. Investor further acknowledges and agrees that it shall not be entitled to be named as a selling security holder in the Registration Statement or use the applicable prospectus for offers and resales of Registrable Securities at any time unless Investor has returned to UHG a completed and signed Selling Stockholder Questionnaire. If Investor returns a Selling Stockholder Questionnaire after the deadline specified in the previous sentence, UHG shall use its commercially reasonable efforts to take such actions as are required to name Investor as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire; provided that UHG shall not be required to file an additional Registration Statement solely for such shares.

10.           Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of DHHC and the Investor hereunder shall terminate without any further liability on the part of DHHC or the Investor in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is validly terminated in accordance with its terms, (b) upon the mutual written agreement of DHHC and the Investor to terminate this Subscription Agreement, (c) DHHC’s notification to the Investor in writing that it has, with the written consent of the Company, abandoned its plans to move forward with the Transaction and/or terminated the Investor’s obligations with respect to the subscription without the delivery of the Subscribed Shares having occurred, (d) the Termination Date (as defined in the Transaction Agreement), if Closing has not occurred by such date or (e) at the election of the Investor, if there has occurred a material breach of any representation, warranty, covenant or agreement on the part of DHHC set forth in this Subscription Agreement, or if any representation or warranty of DHHC shall have become untrue, in either case, such that the conditions set forth in Section 4(a) and 4(c) are not capable of being satisfied by the Termination Date (each of clauses (a) through (e) above, a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. DHHC shall notify the Investor of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to DHHC in connection herewith shall promptly (and in any event within one (1) Business Day) following the Termination Event be returned in full to the Investor by wire transfer of U.S. dollars in immediately available funds to the account specified by Investor, without any deduction for or on account of any tax withholding, charges or set-off, whether or not the Transaction shall have been consummated.

11.           Trust Account Waiver. The Investor acknowledges that DHHC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving DHHC and one or more businesses or assets. The Investor further acknowledges that, as described in DHHC’s prospectus relating to its initial public offering dated January 25, 2021 (the “IPO Prospectus”) available at www.sec.gov, substantially all of DHHC’s assets consist of the cash proceeds of DHHC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of DHHC and its public stockholders. Except with respect to interest earned on the funds held in the Trust Account that may be released to DHHC to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the IPO Prospectus. For and in consideration of DHHC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account for such a claim; provided, however, that nothing in this Section 11 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of shares of Class A Common Stock currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares of Class A Common Stock, except to the extent that the Investor has otherwise agreed with DHHC to not exercise such redemption right.

12.            Miscellaneous.

(a)           The rights and obligations of the Investor and DHHC under this Subscription Agreement may not be assigned by any party hereto without the prior written consent of the other parties, and any attempted assignment shall be null and void and of no force or effect, except as permitted by the terms of this Subscription Agreement.

(b)           DHHC may request from the Investor such additional information as DHHC may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested. The Investor acknowledges that DHHC may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of DHHC.

(c)           The Investor acknowledges that DHHC, the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement and that the Company is a third-party beneficiary of those provisions. Prior to the Closing, the Investor agrees to promptly notify DHHC and the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 7 above are no longer accurate. The Investor acknowledges and agrees that the purchase by the Investor of Shares from DHHC will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

(d)           The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales with respect to the securities of DHHC prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. This Section 12(d) shall not apply to any sale (including the exercise of any redemption right) of securities of DHHC (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Further, for the avoidance of doubt, this Section 12(d) shall not apply to ordinary course, non-speculative hedging transactions. Notwithstanding the foregoing, (A) nothing in this Section 12(d) shall prohibit any entities under common management with Investor that have no knowledge of this Subscription Agreement or of Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any Short Sales; and (B) in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above-shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

(e)           DHHC and the Company are each entitled to rely upon this Subscription Agreement and each is irrevocably-authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry-with respect to the matters covered hereby; provided, however, that the foregoing shall not give the Company any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Company be entitled to rely on any of the representations and warranties of DHHC set forth in this Subscription Agreement.

(f)            All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

(g)           This Subscription Agreement may not be amended, modified, supplemented or waived or terminated (other than pursuant to the terms of Section 10 above) except by an instrument in writing signed by each of DHHC and the Investor; provided, however, that no amendment, supplement, modification or waiver by DHHC of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either DHHC or the Investor in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of DHHC and the Investor hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

(h)          This Subscription Agreement (including the schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between DHHC and the Investor, with respect to the subject matter hereof. Except as set forth in Sections 12(c), 12(g) and 12(g) and the last sentence of Section 12(l) with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than DHHC and the Investor, and their respective successor and assigns, and DHHC and the Investor acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to such provisions.

(i)            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of DHHC and the Investor and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(j)            If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(k)           This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(l)             DHHC and the Investor acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement in any Chosen Court (as defined below), this being in addition to any other remedy to which DHHC or the Investor is entitled at law, in equity, in contract, in tort or otherwise. DHHC and the Investor acknowledge and agree that the Company shall be entitled to seek to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

(m)           Each party shall pay its own expenses in connection with this Subscription Agreement and the transactions contemplated hereby.

(n)           Any notice or communication required or permitted hereunder to be given or made hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent (provided that the email is confirmed orally or in writing by the recipient thereof, excluding out-of-office replies or other automatically generated responses), if sent by email, or (iii) three (3) Business Days after the date of mailing, in each case, to:

(i)                 if to the Investor, such addresses set forth on the signature page hereto or to such other address or addresses as the Investor may hereafter designate by notice to DHHC; or

(ii)              if to DHHC:

DiamondHead Holdings Corp.
250 Park Ave., 7th Floor
New York, New York 10177

Attention:	David T. Hamamoto
Keith Feldman
Email:	hamamoto@diamondheadpartners.com
feldman@diamondheadpartners.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:	Robert Downes;
Audra Cohen
Email:	downesr@sullcrom.com;
cohena@sullcrom.com

(iii)            if to the Company or after the Merger Closing, to:

United Homes Group, Inc.

90 N Royal Tower Drive

Irmo, South Carolina 29063

Attention:	Tom O’Grady, Chief Administrative Officer
Steve Lenker, Executive Vice President and General Counsel
Email:	tomogrady@greatsouthernhomes.com
stevelenker@greatsouthernhomes.com

with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

101 Constitution Avenue NW, Suite 900

Washington, DC 20001

Attention:	Andy Tucker
Erin Reeves McGinnis
Email:	andy.tucker@nelsonmullins.com
erin.reevesmcginnis@nelsonmullins.com

(o)         This Subscription Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws rules that would cause the laws of another State to otherwise govern this Subscription Agreement. The parties hereto hereby (a) submit to the personal jurisdiction of the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over an action or proceeding, to the personal jurisdiction of the United States District Court for the District of Delaware (the “Chosen Court”), and (b) waive any claim of improper venue or any claim that those courts are an inconvenient forum. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

(p)           DHHC covenants and agrees that the Other Subscription Agreements shall not be materially amended following the date hereof without offering the benefit of any such amendment to the Investor.

13.            Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation, other than the statements, representations and warranties of DHHC expressly contained in Section 6, in making its investment or decision to invest in DHHC.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, DHHC has accepted this Subscription Agreement as of the date set forth below.

DiamondHead Holdings Corp.

By:
Name: David T. Hamamoto
Title: Co-Chief Executive Officer

Date:    March 13, 2023

[Signature Page to Subscription Agreement]

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:

Name:
Title:

Name in which Shares are to be registered (if different):	Date: March _____, 2023

Investor’s EIN (or if individual SSN):

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:	Facsimile No.:

E-Mail:	E-Mail:

Number of Shares subscribed for:

Subscription Amount: $	Price Per Share: $10.00

Additional Share Issuance:

Additional Purchase Amount: $	Price Per Share: $0.01

TOTAL PURCHASE AMOUNT: $

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by DHHC in the Closing Notice.

[Signature Page to Subscription Agreement]

SCHEDULE A
ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

This Schedule must be completed by the Investor and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. The Investor must check the applicable box in either Part A, Part B or Part C below and the applicable box in Part D below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the applicable subparagraphs):

☐	Investor is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐	Investor is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

Investor is an institutional “accredited investor” within the meaning of Rule 501(a) under the Securities Act and has checked the appropriate box(es) below indicating the applicable provision under which the Investor qualifies as such:

☐	Investor is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, a corporation, Massachusetts or similar business trust, partnership, or limited liability company that was not formed for the specific purpose of acquiring the securities of DHHC being offered in this offering, with total assets in excess of $5,000,000.

☐	Investor is a “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐	Investor is a “bank” as defined in Section 3(a)(2) of the Securities Act.

☐	Investor is a “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.

☐	Investor is a broker or dealer registered pursuant to Section 15 of the Exchange Act.

☐	Investor is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐	Investor is an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940.

☐	Investor is an “insurance company” as defined in Section 2(a)(13) of the Securities Act.

Schedule A-1

☐	Investor is an investment company registered under the Investment Company Act of 1940.

☐	Investor is a “business development company” as defined in Section 2(a)(48) of the Investment Company Act of 1940.

☐	Investor is a “Small Business Investment Company” licensed by the U.S. Small Business Administration under either Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	Investor is a “Rural Business Investment Company” as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐	Investor is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.

☐	Investor is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is one of the following.

☐	A bank;

☐	A savings and loan association;

☐	A insurance company; or

☐	A registered investment adviser.

☐	Investor is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000.

☐	Investor is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 that is a self-directed plan with investment decisions made solely by persons that are accredited investors.

☐	Investor is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by DHHC in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

C.	INDIVIDUAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐	Investor has a net worth over $1.0 million, excluding the value of your primary residence (individually or with spouse or partner)

Schedule A-2

☐	Investor has income over $200,000 (individually) or $300,000 (with spouse or partner) in each of 2022 and 2021, and reasonably expects the same for 2023

☐	Investor is an executive officer or director of DHHC

☐	Investor is an investment professional holding the general securities representative license (Series 7), the investment adviser license (Series 65) or the private securities offering representative license (Series 82)

*** AND ***

D.	AFFILIATE STATUS (Please check the applicable box) Investor:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144) of DHHC or acting on behalf of an affiliate of DHHC. Such term is defined as someone who is an executive officer, director or greater than 10% stockholder of DHHC.

Schedule A-3

SCHEDULE B
SCHEDULE OF TRANSFERS

Investor’s Subscription was in the amount of __________ Shares. The following transfers of a portion of the Subscription have been made:

Date of Transfer or Reduction	Transferee	Number of Subscribed Shares Transferred or Reduced	Investor Revised Subscription Amount

Schedule B as of ______________, 20__, accepted and agreed to as of this ____ day of ____________, 20__ by:

DiamondHead Holdings Corp.

By:
Name:
Title:

Name of Investor:

Signature of Investor:

By:
Name:
Title:

SCHEDULE C
FORM OF SELLING STOCKHOLDER QUESTIONNAIRE

The undersigned acknowledges that it is a beneficial owner of Registrable Securities of United Homes Group, Inc., a Delaware corporation (the “Company”) and understands that the Company intends to file with the Securities and Exchange Commission a registration statement (the “Registration Statement”) for the registered resale under the Securities Act of 1933, as amended (the “Securities Act”) of the of the Registrable Securities in accordance with the terms of the Amended and Restated Registration Rights and Lockup Agreement, dated [●], 2022, among the Company and the signatories thereto (the “Registration Rights Agreement”). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Registration Rights Agreement.

In order to continue to sell or otherwise dispose of the Registrable Securities pursuant to the Registration Statement, you will be required to be named as a selling stockholder in the prospectus included in the Registration Statement, as supplemented by the prospectus supplement (as so supplemented, the “Prospectus”), and deliver the Prospectus to purchasers of the Registrable Securities (including pursuant to Rule 172 under the Securities Act). Therefore, you must complete and deliver this questionnaire (the “Questionnaire”) in order to be named as a selling stockholder in the Prospectus.

Certain legal consequences arise from being named as a selling stockholder in the Registration Statement and the related Prospectus. Accordingly, holders and beneficial owners of securities to be registered under the Registration Statement are advised to consult their own securities law counsel regarding the consequences of being named or not being named as a selling stockholder in the Registration Statement and the related Prospectus.

The undersigned acknowledges that by completing, dating, executing and returning this Questionnaire, it is giving written notice to the Company (“Notice”) of its desire to have the shares of Common Stock disclosed in response to Question 5(b) of this Questionnaire included in the Prospectus.

Please complete and return one copy of this Questionnaire to Erin Reeves McGinnis, the Company’s outside corporate lawyer, via email (erin.reevesmcginnis@nelsonmullins.com). If you have any questions concerning any part of this Questionnaire, please contact Erin Reeves McGinnis by email at erin.reevesmcginnis@nelsonmullins.com or telephone at 1-404-322-6208.

The undersigned beneficial owner (the “Selling Stockholder”) of Registrable Securities hereby elects to include certain of the Registrable Securities owned/acquired by it in the Registration Statement and the related Prospectus. The undersigned hereby provides the following information to the Company and represents and warrants that such information herein is accurate and complete.

Please answer every question. If the answer to any question is “none” or “not applicable,” please so state.

1.	Name. Type or print the full legal name of the Selling Stockholder exactly as it should appear in the Registration Statement.

2.	Contact Information. Provide the address, telephone number, and email address of the Selling Stockholder.

Address:

Phone:

Email:

By including an email in the contact information above, the Selling Stockholder agrees to receive notices and communication related to the Registrable Securities and Registration Statement by email.

3.	Relationship with the Company. Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.

State any exceptions here:

4.	Organizational Structure. Please indicate or (if applicable) describe how the Selling Stockholder is organized.

(a) Is the Selling Stockholder a natural person?	☐ Yes ☐ No
(if so, please mark the box and skip to Question 5)

(b) Is the Selling Stockholder a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)?	☐ Yes ☐ No
(if so, please mark the box and skip to Question 5)

(c) Is the Selling Stockholder a majority-owned subsidiary of a reporting company under the Exchange Act?	☐ Yes ☐ No
(if so, please mark the box and skip to Question 5)

(d) Is the Selling Stockholder a registered investment fund under the Investment Company Act of 1940?	☐ Yes ☐ No
(if so, please mark the box and skip to Question 5)

If the answer to all of the foregoing questions in this Section 4 is “no,” please describe: (i) the exact legal description of the selling entity (e.g., corporation, partnership, limited liability company, etc.); (ii) whether the legal entity so described is managed by another entity and the exact legal description of such entity (repeat this step until the last entity described is managed by a person or persons, each of whom is described in any one of (a) through (d) above), (iii) the names of each person or persons having voting and investment control over the Company’s securities that the entity owns (e.g., director(s), general partner(s), managing member(s), etc.).

Legal Description of Entity:

Name of Entity(ies) Managing Such Entity (if any):

Name of Entity(ies) Managing such Entity(ies) (if any):

Name(s) of Natural Person(s) Having Voting or Investment Control Over the Shares Held by such Entity(ies):

5.	Ownership of the Company’s Securities. This question covers beneficial ownership of the Company’s Common Stock, other equity securities and securities convertible into Common Stock or other equity securities of the Company. Please consult Appendix A to this Questionnaire for information as to the meaning of “beneficial ownership.” Please complete the table below with the following information:

Shares of Common Stock and other equity securities – please fill in the following information with respect to any shares of Common Stock and other equity securities you beneficially own today or which you have the right to acquire within the next 60 days
(a)	Total number of Shares of Common Stock owned today (including shares purchased on the open market, shares received in connection with the merger or upon exercise of warrants, options, etc.)
(b)	Number of Shares of Common Stock owned today subject to a Lock-up Period (including any shares remaining under the Initial Registration Statement that have not been sold and are held at the transfer agent or in a restricted broker account)
	i.	Number of Shares included in 5(b) that you wish to have included in the Post-Effective Amendment (NOTE: cannot include any securities not included in the Initial Registration Statement)

(c)	Number of Shares of Common Stock as to which you have a right to acquire Beneficial Ownership within 60 days after the date of execution of this questionnaire (e.g., through the exercise of stock options, warrants, convertible debt or as otherwise described in Rule 13d-3(d)(1) of the Exchange Act)
(d)	Any other equity securities of the Company you beneficially own or have the right to acquire within 60 days that are not covered in (a), (b) or (c) above
Options and other Convertible Securities – please fill in the following information (as applicable) with respect to any options, warrants or any other convertible securities you beneficially own or which you have the right to acquire within the next 60 days

Grant Date	Exercised	Outstanding	Vested	Unvested	Next Vesting Date

Total

Except as set forth above in this Section 5, the undersigned is not the beneficial or registered owner of any securities of the Company.

6.	Acquisition of Shares. If the Selling Stockholder did not acquire the Common Stock identified in 5(b)(i) above directly from the Company, please describe below the manner in which the Common Stock was acquired, but not limited to, the date, the name and address of the seller(s), the purchase price and pursuant to which documents and please forward such documents as provided below.

7.	Broker-Dealer Status:

(a)	Is the Selling Stockholder a broker-dealer?

Yes ☐       No ☐

(b)	If “yes” to Item 7(a), did the Selling Stockholder receive its Registrable Securities as compensation for investment banking services to the Company.

Yes ☐       No ☐

Note:	If “no” to Item 7(b), the Securities and Exchange Commission (the “SEC”) has indicated that the Selling Stockholder should be identified as an underwriter in the Registration Statement.

(c)	Is the Selling Stockholder an affiliate of a broker-dealer?

Yes ☐       No ☐

If “yes”, provide a narrative explanation below:

(d)	If the Selling Stockholder is an affiliate of a broker-dealer, does the Selling Stockholder certify that it bought the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, the Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?

Yes ☐       No ☐

Note:	If “no” to Item 7(d), the SEC has indicated that the Selling Stockholder should be identified as an underwriter in the Registration Statement.

8.	Legal Proceedings with the Company:

Is the Company a party in any pending legal proceeding in which the Selling Stockholder is named as an adverse party?

Yes ______            No ______

State any exceptions here:

9.	Reliance on Responses. The undersigned acknowledges and agrees that the Company and its legal counsel shall be entitled to rely on it responses in this Questionnaire in all matters pertaining to the Registration Statement and the sale of any Registrable Securities pursuant to the Registration Statement.

If the Company is required to file a new or additional registration statement to register Registrable Securities beneficially owned by the undersigned, the undersigned hereby agrees to complete and return to the Company, upon the request of the Company, a new Questionnaire (in a form substantially similar to this Questionnaire).

If the undersigned Selling Stockholder transfers all or any portion of the Registrable Securities after the date on which the information in this Questionnaire is provided to the Company, the undersigned hereby agrees to notify the transferee(s) at the time of transfer of its rights and obligations hereunder.

By signing below, the undersigned represents that the information provided herein is accurate and complete. The undersigned agrees to promptly notify the Company of any inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective. In absence of any such notification, the Company shall be entitled to continue to rely on the accuracy of the information in this Questionnaire.

By signing below, the undersigned consents to the disclosure of the information contained herein and the inclusion of such information in the Registration Statement and the related Prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related Prospectus.

By signing below, the undersigned acknowledges the undersigned’s obligation to comply, and agrees that it will comply, with the provisions of the Exchange Act, and the rules and regulations thereunder, particularly Regulation M, in connection with any offering of Registrable Securities pursuant to the Registration Statement.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Questionnaire to be executed and delivered either in person or by its duly authorized agent.

Dated:	Selling Stockholder:

Name:

APPENDIX A

Definition of “Beneficial Ownership”

(a)	A “Beneficial Owner” of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares:

(1)	Voting power which includes the power to vote, or to direct the voting of, such security; and/or

(2)	Investment power which includes the power to dispose, or direct the disposition of, such security.

Please note that either voting power or investment power, or both, is sufficient for the selling stockholder to be considered the beneficial owner of shares.

(b)	Any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership as part of a plan or scheme to evade the reporting requirements of the federal securities acts shall be deemed to be the beneficial owner of such security.

(c)	Notwithstanding the provisions of paragraph (a), a person is deemed to be the “beneficial owner” of a security, if that person has the right to acquire beneficial ownership of such security within 60 days, including but not limited to any right to acquire: (A) through the exercise of any option, warrant or right; (B) through the conversion of a security; (C) pursuant to the power to revoke a trust, discretionary account or similar arrangement; or (D) pursuant to the automatic termination of a trust, discretionary account or similar arrangement; provided, however, any person who acquires a security or power specified in paragraphs (A), (B) or (C) above, with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise or conversion of such security or power.

Schedule B-1